

January 24, 2012

Mr. Frank P. Simpkins
Chief Financial Officer
Kennametal Inc.
World Headquarters
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

     Re: Kennametal Inc.
              Form 10-K for the year ended June 30, 2011
              Filed August 11, 2011
              File No. 001-05318

Dear Mr. Simpkins:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2011

Overview, page 11

1.   We note the statements during management's 4th quarter earnings call and September 2011 analyst day regarding the impact of and "challenges" presented by rising raw material prices, particularly tungsten, and efforts management undertook during the 4th quarter to combat those challenges. It also appears from those statements and your disclosure that raw material prices impacted your results of operations. Given this, and consistent with your response to comment 1 in your letter to us dated March 11, 2009, please revise applicable future filings to include a discussion of material, known challenges and risks you face, and on which the company's executives are most focused,

such as the raw material price increases noted above, and the actions they are taking in response to them.

Business Segment Review, page 14

2.   Please tell us, and revise future filings to clarify, the reasons underlying the material changes to your results of operations mentioned in your disclosure. While your current disclosure here and elsewhere attributes the increase in sales to "an organic sales increase" and "sales increases" in the markets and geographies you mention, it is unclear from your disclosure what material factors drove the increased sales in those markets and geographies. However, as one example only, it appears from management's 4th quarter earnings call that Earthworks sales in your Infrastructure segment were driven at least in part by high commodity prices and mining capacity expansion and that emerging market construction activity is at peak.

Liquidity and Capital Resources, page 15

3.   We note your disclosure on page 41 that unremitted earnings of your non-U.S. subsidiaries and affiliates of $1,085 million are permanently reinvested, and no deferred tax liability has been recorded in connection with these unremitted earnings. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 11. Executive Compensation, page 59

4.   We note your disclosure regarding the same general factors considered in setting the target amounts mentioned on page 39 of your definitive proxy statement. However, it is unclear how those factors actually relate to the target amounts you mention, including the reasons underlying significant changes from the prior year's target amount, such as with respect to Mr. Cardoso. In this regard, we note the disclosure regarding reinstating the full value of LTI awards, which does not appear to explain the reason for the significant increase to the targeted amount, even considering the substitution of performance unit awards for cash awards. Please tell us and revise future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney, at (202) 551-3841 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief